

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Christian Gates
Chief Financial Officer
NextNav Inc.
1775 Tysons Blvd., 5th Floor
McLean, VA 22102

      Re: NextNav Inc.
          Registration Statement on Form S-1
          Filed November 2, 2021
          File No. 333-260687

Dear Mr. Gates:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Randy Segal